[Texas Pacific Group Logo]

May 18, 2012

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

This letter confirms that Ronald Cami and John E. Viola are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf.  This authorization and designation shall be valid for three years from the date of this letter.

Very truly yours,

/s/ Avi Banyasz
Avi Banyasz